UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               Smart & Final, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    831683107
                 ----------------------------------------------
                                 (CUSIP Number)

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 11, 1999
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.




                                          (Continued on following pages)





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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 831683107

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Casino USA, Inc.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|

                                                                        (b)  |_|
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*

           OO (See Item 3.)
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
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  NUMBER OF SHARES            7       SOLE VOTING POWER
                                      16,687,860 (See Items 4 and 5.)
                              --------------------------------------------------
                              8
 BENEFICIALLY OWNED BY                SHARED VOTING POWER
     EACH REPORTING           --------------------------------------------------
                              9       PERSON SOLE DISPOSITIVE POWER
                                      16,687,860 (See Items 4 and 5.)

          WITH                10
                                      SHARED DISPOSITIVE POWER
                              --------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,687,860 (See Items 4 and 5.)
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           57.3% (See Items 4 and 5.)
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   14
           TYPE OF REPORTING PERSON*

           CO
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


     This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed on March 27, 1997, as amended by the Amendment No. 1 filed on December 7, 1998 (the "Schedule 13D" or "this Statement"), of Casino USA, Inc., a California corporation ("Casino USA"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Smart & Final, Inc., a Delaware corporation (the "Company").

Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described under Item 4 below, pursuant to the Rights Offering (as defined below), on June 11, 1999, the Company announced that Casino USA became entitled to receive 4,271,935 newly-issued shares of Common Stock from the Company. These shares will be issued to Casino USA pursuant to the exercise of its rights and the payment of its fee as standby purchaser under the Rights Offering. Casino USA will effect payment for all such shares through the reduction by $39,422,898.75 in the principal amount of an existing $55,387,505.00 loan owed by the Company to Casino USA.

Item 4. Purpose of Transaction.

     On December 7, 1998, the Company announced that its board of directors had authorized an offering to its existing shareholders of rights to purchase additional shares of Common Stock (the "Rights Offering"). Pursuant to a registration statement on Form S-3 (No. 333-75627), the Company commenced the Rights Offering on May 12, 1999, distributing to its existing shareholders rights to subscribe for, in the aggregate, 6,486,406 shares of Common Stock. The Rights Offering terminated in accordance with its terms on June 3, 1999.

     Pursuant to the Rights Offering, Casino USA exercised all of its subscription rights (to purchase 3,559,202 shares of Common Stock) and exercised its oversubscription option to purchase the maximum number of new shares available to it under such option (702,446 shares of Common Stock). In addition, Casino USA acted as standby purchaser of those shares not subscribed for by other shareholders pursuant to the Rights Offering (287 shares of Common Stock) and will receive a fee of 10,000 shares of Common Stock in such capacity. Together with the shares that Casino USA receives for its role as standby purchaser, Casino USA will beneficially own in the aggregate 16,687,860 shares of Common Stock, which will increase its aggregate ownership of the outstanding shares of Common Stock to 57.3%. Casino USA will effect payment for all shares acquired by it under the Rights Offering through the reduction by $39,422,898.75 in the principal amount of an existing $55,387,505.00 loan owed by the Company to Casino USA.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) Casino USA is the beneficial owner of 16,687,860 shares of Common Stock, which represent approximately 57.3% of the shares of Common Stock issued and outstanding (based on 29,132,525 shares of Common Stock outstanding following the Rights Offering, as set forth in the Company's press release issued on June 11, 1999). Casino USA has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by it.

     (c) See Items 3 and 4 of this Amendment.

     Mr. Emmons is no longer a director or officer of Casino USA.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1999

                                       CASINO USA, INC.


                                       By:  /s/ Jane Orenstein
                                            ------------------
                                            Name:  Jane Orenstein
                                            Title: Assistant General
                                                   Counsel and Secretary